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                   [LETTERHEAD OF ASPECT TELECOMMUNICATIONS]

Company Contact:                                                    News Release
Eric Keller
Chief Financial Officer
(408) 325-2200

FOR IMMEDIATE RELEASE

                ASPECT TELECOMMUNICATIONS ANNOUNCES OFFERING OF
                      CONVERTIBLE SUBORDINATED DEBENTURES

SAN JOSE, CA -- July 28, 1998 -- Aspect Telecommunications Corporation (NASDAQ:
ASPT) announced today that it intends, subject to market and other conditions, to raise up to approximately $150 million (excluding the proceeds of an over-allotment option, if any) through a private offering of zero coupon convertible subordinated debentures to certain qualified institutional investors and a limited number of other institutional accredited investors. The company stated that it intends to use the net proceeds to further strengthen its financial condition, to provide working capital and to provide additional financial flexibility to take advantage of business opportunities as they may arise. No other terms were disclosed.

The offered debentures will not be registered under the Securities Act of 1933, as amended, or under applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities law or available exemptions. Sale of the debentures is subject to market and other conditions, and there can be no assurance that any debentures will be sold or that the net proceeds of any sale will not be lower than anticipated.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any security.